October 21, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. C.K. Chow
Chief Executive Officer
MTR Corporation Limited
MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong

RE:	MTR Corporation Limited (the "Company")
	Form 20-F for the Fiscal Year Ended December 31, 2004
	Filed June 17, 2005
	File No. 333-13904

Dear Mr. Chow:

      We have reviewed your response letter dated September 22,
2005
and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Item 8. Financial Information

Notes to the Consolidated Financial Statements

(G) Depreciation, page F-10

(D) Depreciation of Certain Fixed Assets, page F-72

1. We have reviewed your response to our prior comment number 4, but we do not concur with your conclusion that it is appropriate to use estimated useful lives of 80 to 100 years for the depreciation of tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and station building structures under U.S. GAAP. We note that the predominant practice for public companies reporting under U.S. GAAP is to depreciate similar assets over a significantly shorter useful life (generally a period that is no longer than 40 to 50 years). In addition, we note that the companies that you have cited in your response, and with whom you have chosen to compare your estimated useful lives, are not public reporting entities. As such, we believe that you should expand your discussion in the "Depreciation of Certain Fixed Assets" section of
Footnote 47 to your financial statements to discuss and quantify the difference in treatment under U.S. GAAP for the aforementioned assets and disclose the impact of this difference in accounting treatment in your reconciliations of net income and stockholders` equity under Hong
Kong GAAP to U.S. GAAP.

2. We have reviewed you response to our prior comment number 5.
We
note that you have indicated that your company did not consider it necessary to discuss the difference in the accounting treatment for capitalized rail costs under Hong Kong GAAP versus U.S. GAAP in Footnote 47 (the reconciliation footnote) to your financial statements, as the annual costs that have been charged to operating expenses in past years for the replacement of your rail assets, approximate the annual depreciation charges that would have been incurred if the rails had been depreciated. Thus, you believe that no material impact has resulted from the differences in accounting. However we do not believe that your response has fully addressed our concerns. Your response appears to imply that the reconciliation of the accounting treatment for rail assets from Hong Kong GAAP to U.S.
GAAP would result in the capitalization of rail replacement costs that were expensed under Hong Kong GAAP, and that the capitalization of such costs would offset the recognition of rail depreciation costs under U.S. GAAP. In order to further our understanding of your conclusion, please tell us:
* Why you believe the rail replacement costs would qualify for depreciation under U.S. GAAP, and how such costs differ from routine repair and maintenance costs.
* The period over which you have assumed that rails should be depreciated under U.S. GAAP, when you determined that the annual depreciation costs that would have been incurred in prior years would have approximated the rail replacement costs that were recognized as expense under Hong Kong GAAP.
* Whether the incremental increases to your fixed asset balance and depreciation, which would have been recognized assuming that you had capitalized the rail replacement costs, were considered when you determined that rail depreciation costs would have approximated the rail replacement costs that were expensed under Hong Kong GAAP, but would be capitalized under U.S. GAAP.

3. Assuming that an adequate response is provided, which explains the assumptions relied upon to conclude that the depreciation of rails would not have a material impact on your financial statements presented under U.S. GAAP, we still believe that Footnote 47 to your financial statements should describe the differences in the accounting treatment of rail assets/costs under Hong Kong GAAP versus U.S. GAAP.
As such, please expand your disclosures to address such differences and their financial statement impact. If the impact resulting from the differences in accounting treatment is immaterial, please state this fact in your footnote.

4. We also note that you have indicated in your response to our prior comment number 5 that because your company has adopted a new accounting policy to depreciate rail assets as of January 1, 2005, pursuant to a change in the applicable Hong Kong Accounting Standard, there will be no difference between the HK GAAP and U.S. GAAP accounting treatment of your rail assets in the future. Please tell us whether the new/revised Hong Kong accounting standard will be applied retrospectively, prospectively, or under another method of adoption. If the method of adoption will not result in the retrospective application of the new/revised standard, please confirm that you will provide appropriate disclosure in the reconciliation footnote included in your future filings, which discusses the differences in accounting treatment and the related impact to the financial statements for each of the accounting periods presented in your future filings that occurred prior to the adoption of the new/revised standard.

14 Fixed Assets

A The analysis of the investment properties ....held in Hong Kong are
as follows:, page F-31

5. We have reviewed your response to our prior comment number 10 in which you indicate that all of your investment properties are situated on leasehold land under both long-term and medium-term leases. We also note that because the lease term is more than 75% of the estimated economic life of the properties, all of the leases fulfill the criteria for treatment as capital leases under US GAAP, as outlined in paragraph 7c of SFAS No.13. However, we are unclear from your response how your recognition of the investment properties as assets at inception of the lease complies with the guidance outlined in paragraph 10 of SFAS No.13, as your response indicates that the properties are capitalized at "historical costs", as further described in your response. Please explain how this treatment complies with the guidance outlined in paragraph 10 of SFAS No.13 for US GAAP purposes.
Alternatively, please explain why you believe the treatment used is appropriate.

40 Interests in Jointly Controlled Operations, page F-62

6. We have reviewed your response to our prior comment number 13. We note that while you have explained that your interests in jointly controlled operations would not be consolidated under Hong Kong GAAP or U.S. GAAP, would not require the application of the equity method of accounting pursuant to APB Opinion 18 under U.S. GAAP, and do not require any reconciliation of accounting treatment from Hong Kong GAAP to U.S. GAAP, you have not discussed how you account for your investment in jointly controlled projects. Please tell us how you account for these interests including how and when profits generated from your investments in jointly controlled projects are recognized for U.S. GAAP purposes. In addition, please tell us whether your investments in jointly controlled projects are subject to any level of joint approval between your company and another party, such as for decisions regarding the development, sale, or operations of properties.

47 Summary of Differences Between Hong Kong and United States GAAP

A Revenue Recognition on Property Developments, page F-71

7. We note your response to prior comment number 14. Please revise the disclosures provided in Note 47 to discuss and quantify the difference that exists between Hong Kong and US GAAP in accounting for the shell of a retail center at Union Square, Kowloon Station and its car parking spaces. The disclosures provided should be presented in a level of detail similar to that provided in your response to our prior comment.

K Derivative Instruments, page F-74

8. We have reviewed your response to our prior comment number 18, and we believe that the expanded discussion provided in your response to the Staff, and more specifically, the disclosure of the derivative instruments that have been classified as fair value hedges, provides clarity as to the facts and circumstances that resulted in the differences in net income reported under Hong Kong GAAP versus U.S.
GAAP. Accordingly, please revise Note 47 to include the information provided in response to our prior comment 18 for each period presented in your reconciliations of net income and stockholders` equity between
Hong Kong and U.S. GAAP.

Q Reconciliation of Net Income to U.S. GAAP, page F-76

9. We note your response to our prior comment number 19 and the proposed disclosures to be made in Note 47 in response to our prior comment. Please revise the disclosures to be provided in Note 47 to disclose the statutory tax rate used to compute the tax effect of the various Hong Kong/US GAAP adjustments and to disclose the impact that the matters referenced in your response to our prior comment had on the "tax effect" adjustment for 2003 and 2004.

S Statement of Cash Flows, page F-77

10. We have reviewed your response to our prior comment number 21, and we note that your revised reconciliation of your statement of cash flows from Hong Kong GAAP to U.S. GAAP does not appear to include all reconciling differences. For example, we note that your revised reconciliation does not appear to reflect the U.S. GAAP adjustments to the investing and financing activity sections of your cash flow statement which relate to your lease out lease back transactions and are described in Note 47(M) to your financial statements. Please revise the reconciliation of your statement of cash flows from Hong
Kong GAAP to U.S. GAAP to include all reconciling differences related to the presentation of cash flows under Hong Kong GAAP versus U.S. GAAP.

Other

11. We note from your letter dated September 22, 2005 that you have proposed to include your revised disclosures, which were prepared in response to our prior comments, in your Annual Report on Form 20-F for the fiscal year ending December 31, 2005, but do not intend to amend your 2004 Form 20-F. Given the significance of the revisions requested in our prior comment letter and in our additional comments issued above, we continue to believe that your Form 20-F for the fiscal year ending December 31, 2004 requires amendment. As such, please amend your 2004 Form 20-F to address our prior comments and the additional matters outlined above.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

      Sincerely,


      					Linda Cvrkel
								Branch Chief

Via facsimile:	Mr. Lincoln K.K. Leong
		+011 852-2993-3376
Mr. C.K. Chow
MTR Corporation Limited
October 20, 2005
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